August 20, 2024

DOLLY VARDEN SILVER CORPORATION

BOUGHT-DEAL

PRIVATE PLACMEENT OFFERING OF FLOW-THROUGH SHARES

TERM SHEET

Issuer:	Dolly Varden Silver Corporation (the "Company").

Private Placement Offering:	"Bought-deal", private placement offering (the "Private Placement Offering") of 14,400,000 flow- through common shares of the Company (the "FT Shares").

Gross Proceeds:	$18,000,000 in aggregate gross proceeds.

Offering Price:	$1.25 per FT Share.

Tax Renunciation:	The gross proceeds from the issue and sale of the FT Shares will be used for Canadian exploration expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia) (the "Qualifying Expenditures"), which will be incurred on or before December 31, 2025 and renounced with an effective date no later than December 31, 2024 to the initial purchasers of FT Shares, and, if the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each FT Shares subscriber for any additional taxes payable by such subscriber as a result of the Company's failure to fully renounce the Qualifying Expenditures as agreed.

Use of Proceeds:	The gross proceeds of the Private Placement Offering will be used for further exploration, mineral resource expansion and drilling in Kitsault Valley located in northwestern British Columbia, Canada, as well as for working capital as permitted.

Over-Allotment Option:	Up to 15% of the number of Offered Securities issued pursuant to the Private Placement Offering to cover any over-allotments, exercisable, in whole or in part, within 30 days after the closing of the Private Placement Offering ("Over-Allotment Option").

Offerings Jurisdictions:	The Offerings will take place by way of: (i) a private placement pursuant to applicable prospectus exemptions in accordance with National Instrument 45-106 - Prospectus Exemptions or in Québec pursuant to Regulation 45-106 - Prospectus Exemptions (collectively, "NI 45-106") to Canadian subscribers that are "accredited investors" as defined in NI 45-106; and (ii) otherwise in those jurisdictions where the Private Placement Offering can lawfully be made. Subscribers of FT Shares will have a $25,000 minimum subscription and Canadian subscribers must be "accredited investors" as defined in NI 45-106.

Hold Period:	The FT Shares issued under the Private Placement Offering will be subject to a "hold period" of 4 months and 1 day from Closing.

Eligibility:	The FT Shares are not eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, FHSAs and DPSPs.

Concurrent Brokered Public Offering:	Concurrent with the Private Placement Offering, the Company also intends to undertake a brokered public offering of common shares of the Company pursuant to the Company's final short form base shelf prospectus dated April 25, 2023 for gross proceeds of up to $10,000,000, excluding the over- allotment option (the "Prospectus Offering"). The aggregate gross proceeds from the Private Placement Offering and Prospectus Offering will be $28,000,000, excluding the over-allotment options.

Commission:	5.0% cash commission.

Underwriters:	Research Capital Corporation as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd. (collectively, the "Underwriters").

Closing:	The closing of the Private Placement Offering is expected to occur on or about September 4, 2024 or such earlier or later date as the Underwriters may determine (the "Closing Date"). In addition, there will be a second tranche closing of the Private Placement Offering expected to occur in mid-
September 2024.